UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   BAKER JOHN R
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   UtiliCorp United Inc. (UCUC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Untitled Employee in System
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                  01/01/01    A (1)    1,318.0000    A  $30.875000                  D  Direct
Common Stock                                  02/13/01    J (2)    794.0000      D  $0.000000                   D  Direct
Common Stock                                  03/31/01    A        231.0000      A  $32.445000                  D  Direct
Common Stock                                  06/30/01    A        244.0000      A  $30.675000                  D  Direct
Common Stock                                  09/30/01    A        266.0000      A  $28.150000                  D  Direct
Common Stock                                  12/31/01    A        295.0000      A  $25.420000   23,202.5230    D  Direct
Common Stock                                  06/01/01    J (3)    117.0000      D  $35.660000   1,732.0000     I  by Keogh (4)
Common Stock                                  03/12/01    A        88.1743       A  $30.189300                  I  by trust 401K
Common Stock                                  06/12/01    A        76.9412       A  $34.986500                  I  by trust 401K
Common Stock                                  09/19/01    A        68.7058       A  $30.629000                  I  by trust 401K
Common Stock                                  12/12/01    A        91.3531       A  $23.266700   7,176.3380     I  by trust 401K
Common Stock                                  03/12/01    A        46.4425       A  $30.189300                  I  by trust SCP
Common Stock                                  06/12/01    A        40.4303       A  $34.986500                  I  by trust SCP
Common Stock                                  09/19/01    A        37.0212       A  $30.629700                  I  by trust SCP
Common Stock                                  12/12/01    A        49.1918       A  $23.266700   3,864.3330     I  by trust SCP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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


Explanation of Responses:

(1)
Payment of director's fees earned in prior year.
(2)
Gift given to individual not a member of the same household
(3)
IRS Required Minimum Distribution from qualified retirement plan.
(4)
Shares held in a Keough plan.

SIGNATURE OF REPORTING PERSON
/S/ By: Sara Henning
    For: John R. Baker
DATE 02/13/02